Filed by Cimarex Energy Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cimarex Energy Co.

Commission File No.: 001-31446

Date: May 24, 2021

The following communications are being filed in connection with the proposed merger of Cimarex Energy Co. (“Cimarex”) and Cabot Oil & Gas Corporation (“Cabot”).

The following letter was sent to Cimarex employees by Thomas E. Jorden, the Chairman, President and Chief Executive Officer of Cimarex, on May 24, 2021.

Dear Fellow Cimarex Employees:

This morning, we announced that Cimarex and Cabot will combine in a merger-of-equals transaction. Both Cabot and Cimarex are recognized as premier companies with top tier assets, top tier balance sheets, and best in class organizations. Together, we will create a diversified energy leader that has the strength and flexibility to face any challenge ahead of us. The combined company will have greater financial strength in order to deliver sustainable results through the commodity cycles.

For years, I have discussed our Practices and our Principles. As conditions change, our Practices must evolve and adapt. Our Principles are intact. You, our employees, have come to embody our core Principles of safety, operational excellence, focus on investment returns, transparency, and a culture which is curious, humble, and challenging. I am deeply proud of the manner in which our Principles carried us from our inception, but never as proud as how our organization managed through the events of the past year. Our core Principles are on display every day through the dedication and energy of our workforce and the professionalism of our employees. We carry these Principles forward with the formation of the combined business. In the new combined business, we will learn from each other and adopt best practices from each other, but our Principles will survive intact.

Cabot, which is headquartered in Houston, has top-tier assets in the Marcellus Shale of Northeastern Pennsylvania. They have demonstrated outstanding operational capability and consistency for many years. They are widely respected with a terrific track record and we will be great partners in forming a new company. Their integrity, focus on safety, and responsibility to employees and shareholders are identical to ours. Together, we will chart a better, more stable future.

Today, we announced the transaction. Now, the hard work begins. In the coming weeks, we will form an integration team with representatives from both companies. The team will make critical recommendations on a new organizational structure, workforce composition, workflow integration, information technology, benefits and compensation systems, and other critical work streams. Owing to restrictions in anti-trust laws, the actual integration of the two companies will not commence until closing, which we expect to occur in the fourth quarter of 2021. We will update you along the way with progress reports.

There are a number of changes that we can discuss now. The combined business will be headquartered in Houston. I will be CEO and President. Dan Dinges, Cabot’s current CEO, will become Executive Chairman of the Board of Directors. Scott Schroeder, Cabot’s current Chief Financial Officer, will serve as CFO of the combined business. The new company will have three business units – a Marcellus Business Unit based in Pittsburgh, a Permian Business Unit based in Midland, and an Anadarko Business Unit based in Tulsa. Our Denver office is expected to close following the completion of the transaction and a transition period. Some functions that reside in Tulsa and Denver will be relocated to Houston. Finally, we will rebrand the new company with a new name and a new logo.

Although I hope that you share my excitement at the new company we are creating with today’s announcement, I realize that many of you will have trepidation regarding your own ongoing roles. We will do our very best to make organizational decisions quickly and provide each of you with clarity on your status. I have cherished the trust that you have placed in us over the years, and we will continue to earn your trust in the months ahead. In the meantime, please join me on a virtual town hall today at 2 PM MT, where I will further discuss the road ahead as we build a leading, diversified energy company.

Sincerely,

Tom

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “outlook,” “will,” “should,” “may” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that Cabot or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business’ financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, will be described in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investor-relations and on the SEC’s website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Cabot intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Cabot and Cimarex and that also constitutes a prospectus of Cabot. Each of Cabot and Cimarex may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.

The following communication was posted to Cimarex’s intranet site available to its employees on May 24, 2021.

1.	What was announced?

•	Cabot and Cimarex have entered into a definitive agreement whereby the companies will combine in an all-stock merger of equals.

•	The combination will bring together two industry-leading operators with top-tier oil and natural gas portfolios to create a diversified energy leader that is positioned to drive enhanced free cash flow generation and returns for investors through market cycles.
•	We are excited about what this announcement means for our employees, communities, business partners and shareholders.
•	Both companies believe that commodity, geography and asset diversification are competitive advantages that will drive more resilient free cash flow and long-term value creation.

2.	What is a merger of equals?

•	A merger of equals is a combination of two companies similar in size.
•	Cimarex shareholders will own 50.5% and Cabot shareholders will own 49.5% of the combined business, and the combined board is composed of five directors from each company.
•	This transaction structure enables the two companies to capitalize on the strengths and best practices of both.

3.	Who is Cabot?

•	Cabot is headquartered in Houston and has top-tier natural gas assets in the Marcellus Shale.
•	Cabot’s properties are principally located in Susquehanna County, Pennsylvania, where Cabot currently holds approximately 173,000 net acres in the dry gas window of the play.
•	Our companies have similar strategies based on disciplined capital investment, strong free cash flow generation and increasing returns to shareholders, and we are both committed to being good corporate citizens.
•	Most importantly we have similar cultures and, like us, Cabot puts the safety of its employees and communities first.

4.	How does this merger benefit Cimarex?
•	At Cimarex, we pride ourselves on working safely, operating efficiently and leading the evolution of our industry.
•	With this transaction, we are combining two great cultures to form a technically driven, dynamic energy company that is uniquely positioned to succeed for the long-term.
•	Together, we will have commodity, geography and asset diversification.
•	In addition, the combined business is expected to have a strong financial position with one of the best balance sheets in the industry.
•	We believe these are important competitive advantages that will enable us to generate robust free cash flows through cycles, accelerate the return on and of capital to shareholders and create long-term shareholder value.

5.	What does this mean for employees? What can we expect between now and the close of the merger?

•	The transaction is expected to close in the fourth quarter of 2021, subject to regulatory clearance, the approval of Cabot and Cimarex common shareholders and the satisfaction of other customary closing conditions.
•	Importantly, until the transaction closes, it is business as usual for both Cabot and Cimarex and we will continue to operate as separate, independent companies.
•	After a year in which we all experienced unprecedented change and volatility, we’re building an even more resilient platform with greater financial strength in order to deliver sustainable, through-cycle returns on and of capital.
•	We are establishing an integration team that will comprise leaders from both Cabot and Cimarex to develop a thoughtful plan for integrating our companies. We’ll keep you informed on our progress.
•	In the meantime, we are making important progress executing on our plans across our asset base and operating efficiently. So, the best thing you can do is stay focused on your responsibilities and continue to work safely.

6.	What will be the name of the combined business?

•	We haven’t chosen a name for the new company yet.
•	We’re excited to roll it out in the coming weeks as we move through the transaction process.

7.	Where will the combined business operate?

•	The combined business will be headquartered in Houston and will maintain its regional offices.

8.	Who will lead the Company?

•	Upon closing, Cimarex’s Chairman, President and Chief Executive Officer, Thomas Jorden, will lead the combined business as Chief Executive Officer and will serve on the Board of Directors.
•	Scott Schroeder, Cabot’s current Chief Financial Officer, will be the CFO of the combined business.
•	The Board of Directors of the combined business will comprise five directors from the current Cimarex Board, and five directors from the current Cabot Board, including Dan Dinges, Cabot’s Chairman, President and Chief Executive Officer, who will serve as Executive Chairman of the combined business.

9.	What does this mean for our safety protocols and our environmental commitments?

•	Like Cimarex, Cabot puts the safety of its employees and communities first.
•	Beyond the deeply rooted safety-first and forward-looking principles that guide both organizations today, the combined business will build on the two companies’ shared commitments to environmental stewardship, sustainability and strong corporate governance to become an even better corporate citizen.
•	We will continue to prioritize employee training and career development, while supporting the communities in which we live and work.

10.	Will my pay and benefits stay the same?

•	There will be no immediate changes as a result of this announcement.
•	We will continue to keep you informed as we move forward.

11.	What should I do if an employee of Cabot contacts me with questions or requests for information?

•	It is important to remember that until closing, Cimarex and Cabot remain separate organizations, and we will operate as usual.
•	If you are approached by a Cabot team member for any information about the integration, do not comment and refer them to Chris Clason, Chief Human Resources Officer, at cclason@cimarex.com or (303) 285-2313.

12.	What if I am approached by the media?

•	Please forward any inquiries you receive to Megan Hays, Vice President of Investor Relations, at mhays@cimarex.com or (303) 285-4957.

13.	How can I obtain more information?

•	If you have any additional questions, please feel free to reach out to your manager or submit them to questions@cimarex.com.

Cautionary Statement Regarding Forward-Looking Information

This presentation contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “outlook,” “will,” “should,” “may” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this presentation will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that Cabot or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business’ financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, will be described in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investor-relations and on the SEC’s website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Cabot intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Cabot and Cimarex and that also constitutes a prospectus of Cabot. Each of Cabot and Cimarex may also file other relevant documents with the SEC regarding the proposed transaction. This presentation is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.

The following infographic was posted on Cimarex’s and Cabot’s Investor Relations webpages on May 24, 2021.

The following letter was sent to Cabot employees by Thomas E. Jorden, the Chairman, President and Chief Executive Officer of Cimarex, on May 24, 2021.

All,

By now, you have heard the news that Cabot and Cimarex will be joining together to create a stronger and more resilient energy company. I will have the honor of serving as CEO of the combined business and working closely with Dan Dinges, who will serve as Executive Chairman of the Board of Directors, Scott Schroeder who will serve as CFO and other executives from Cabot and Cimarex who will serve as senior leaders of the combined business. On behalf of everyone at Cimarex, I am writing to share our excitement about uniting two great companies in a merger of equals.

At Cimarex, we pride ourselves on working safely, operating efficiently and leading the evolution of our industry. My experience throughout this process has confirmed my longstanding respect for Cabot. Our companies have similar strategies based on disciplined capital investment, strong cash flow generation and increasing returns to shareholders. Most importantly, our organizations are cultural fits with a shared focus on hard work, operational excellence and prioritizing the safety of our employees and communities.

Our vision for the future is to combine two winning cultures to form a technically driven, dynamic and diversified energy company that is uniquely positioned to succeed and create shareholder value for the long-term. With more scale, more resource diversity and more flexibility and optionality, we will be an even more resilient platform with greater financial strength to deliver sustainable, through-cycle returns on and of capital.

Like Cimarex, I know Cabot also takes great pride in the high environmental standards you set, and meet, every day. As a combined business, we intend to build on our shared commitments to environmental stewardship, sustainability, safety and strong corporate governance to become an even better corporate citizen. We will continue to prioritize employee training and career development, while supporting the communities in which we live and work.

Today is just the beginning and I’m excited to get to work with Dan and the Cabot team to achieve a smooth integration of our companies. I will hold a virtual meeting with all Cabot employees tomorrow at 10:00 AM CT and look forward to discussing our future together. Keep an eye out for a separate invite for that meeting.

Cabot’s employees are what make it a great company and you will be a key element of our success together. I look forward to meeting you and getting to know you. You will find that my style is to manage by eye contact. I will work hard to earn your trust and build a new company that combines the best elements of Cabot and Cimarex. Together, we are poised to create a dynamic and diversified energy leader.

Sincerely,

Tom Jorden

Chairman, President and Chief Executive Officer, Cimarex

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “outlook,” “will,” “should,” “may” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that Cabot or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business’ financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, will be described in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investor-relations and on the SEC’s website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Cabot intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Cabot and Cimarex and that also constitutes a prospectus of Cabot. Each of Cabot and Cimarex may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.